__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 November 2003

BHP Billiton Limited

ABN 49 004 028 077

Level 27, 180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Limited Annual General Meeting
Speeches by Don Argus, Chairman, BHP Billiton and
Chip Goodyear, Chief Executive Office, BHP Billiton
13 November 2003

BHP Billiton Limited 2003 AGM

13 November 2003

Don Argus, Chairman, BHP Billiton

Good morning.

It is my pleasure to open this Annual General Meeting to welcome you here today.

Unfortunately Chip Goodyear is not able to be with us in person today. Some time ago our company agreed to participate in a meeting between the leaders of the UK and Australian Governments in London.

Dialogue at this level is very important to BHP Billiton and the interests of our shareholders and it was appropriate that BHP Billiton's representative be the Chief Executive Officer. Chip has therefore had to remain in London.

Fortunately, technology being what it is, he is able to fully participate in the meeting by video link and will be addressing us from there. He will also take questions later in the meeting.

I will start by giving you a brief overview of how we have performed against our over-riding objective of creating value, and how we see the global economy and the outlook for the year ahead.

I said earlier that our over-riding objective is to create long-term value. This is something we take very seriously.

For instance, in the BHP Billiton charter we talk about creating value for around 320,000 shareholders, for our customers and suppliers, for the communities in the 30 or so countries in which we operate, and for our 35,000 employees.

In other words, our objective is to continually build a world-leading company that generates sustainable returns over the long term.

The merger of BHP and Billiton, and the creation of the dual listed company (DLC), was integral to that objective.

The Board and management recognised the changes taking place in the industry and the global economy. They saw that merging these two companies by way of a DLC was the ideal response to those changes.

I will return later to some issues raised recently in relation to dual listed companies.

If we use value creation as the measure, the reality is that the fundamental rationale for the creation of BHP Billiton has been proven. The new group is now delivering real value to shareholders and other stakeholders, demonstrating the soundness of the decision.

We are well on our way to achieving all the merger benefits we laid out at that time. There is a new momentum building in BHP Billiton.

To remind you of the progress we have made, let me briefly refer to our scorecard, showing where we are positioned today against the objectives we set at the time of merger.

One of our key goals is Zero Harm to people and the environment. This is something that guides our actions in everything we do and I am very proud of the leadership position we have taken in relation to our Health, Safety, Environment and Community performance.

Effectively managing these aspects of our business is not an "add-on" to what we do. It is an integral part of how we operate. It not only delivers sound environmental and social outcomes, it reduces the company's risk profile, makes us more efficient in our use of resources, makes us a preferred member of the community and makes BHP Billiton more attractive to investors.

Our recently released HSEC Report details the progress we have made. Copies are available in the foyer or from our website.

While we have accomplished a great deal in this area through the year, it saddens us that although we got close, we were unable to meet our target of zero fatalities.

In addition to our goal of Zero Harm, the company's charter clearly recognises that our success as a business is directly linked to our relationships with the communities where we operate. This is an area where we have made, and continue to make, significant progress.

It is also worth noting that we commit a minimum of one per cent of our pre-tax profit to community programs. In the past year, we in fact spent 1.4 per cent.

I am particularly proud of the recognition we have received for one of our community programs in Australia. Our relationship with Conservation Volunteers Australia, has received the Prime Minister's Award for Community Business Partnerships and the Australian Financial Review's Annual Corporate Partnership Award.

We take very seriously disclosure of our social and environmental performance, and we have again based our HSEC Report on the Global Reporting Initiative.

While it is not easy to meet the expectations of all our stakeholders through one report, we have been very pleased with the feedback we have received on our Report, including three national awards.

Looking again at the scorecard, it is equally as important to note the progress we have made in commissioning five major projects, improving our credit rating and cutting operating costs.

Our results for the 2003 financial year are another indicator of the real momentum the BHP Billiton group is gaining and that momentum has continued with a strong underlying profit performance for quarter one this year.

You will also have noted that we have declared an interim dividend of US8.0 cents per share. This is an increase of 14.3 per cent on the prior year dividend and this will be fully franked for Australian shareholders.

In one of the most difficult years for the resources industry, and most other industries, we delivered strong results.

As reported on 29 October, attributable profit for the first quarter was US$518 million. Sales, profits and dividends were up.

Once we strip out the non-cash currency restatement effects, the underlying net operating profit after tax was US$606 million - 36 per cent ahead of the corresponding period last year.

Importantly, the company is in solid financial shape with strong cash flow strong, gearing down and interest cover up.

At the time of the merger, BHP Billiton had a market capitalisation of US$28 billion. Today, it has a market capitalisation of around US$50 billion; nearly 80 per cent higher, even allowing for exchange volatility.

Let me now review the results for the full year. Earnings before interest and tax was 12 per cent higher at nearly US$3.5 billion.

Currency adjustments meant attributable profit was up only three percent to US$1.9 billion. However, if you adjust for the currency translation, you will see the real underlying profit performance was again up 36 per cent, equivalent here to a rise of US$614 million.

This clearly demonstrates the underlying strength of the group.

Cash flow generated by the business and available for further investment remained strong at US$3.6 billion. This strong cash flow gave the Board the confidence and ability to increase the dividend by 11.5 per cent over the previous year, and as we announced on 28 October, we have increased the dividend again.

So, despite the problems in the world economy and the issues the Board had to deal with through the year, the financial results demonstrate that we have created a world leading company that can generate sustainable returns throughout the economic cycle.

At a time when much of the financial market focuses on quarterly results and measures value in terms of share price performance over a few weeks, let me take a few moments to discuss our approach to creating value.

In the resources industry we are in a long-term business. We have to make decisions and commit capital where the payback can be measured in decades, not months. Our challenge is to continually balance our portfolio so that we can generate consistent returns, year after year.

It is therefore important to understand the difference between enterprise value, or long-term value, which is based on the ability of the company to generate cash, and the value that the market places on the company. Market value reflects a variety of external factors, many of which are outside the control of management or any Board.

Of course, it is gratifying to see the share price of the company strengthen, as it has done over the past few months, and we believe the increase in the share price does reflect to some degree the market's confidence in our performance.

As I said earlier, BHP Billiton today has a market capitalisation of about US$50 billion, compared with US$28 billion at the time of the merger.

To give you an idea on how the market valuation of the company has increased, a shareholder who invested A$1,000 in BHP in 1998 would now have a holding in BHP Billiton Limited worth A$2,475. If the value transferred to shareholders in the OneSteel and BHP Steel spinouts were included, then it would be A$2,791.

But there is a more fundamental way to measure the value of the company, which directly reflects the underlying performance of our assets and the strategies put in place by our management team.

Essentially that comes down to the ability of the company to generate cash, which can then be invested in the development of more assets and operations, to provide a return on capital that further increases the value of the company.

BHP Billiton is a tremendous cash generator. As well as increasing the dividend - and we have a policy of continuing to do so, as we have demonstrated - that cash is enabling us to fund the development of a series of major projects around the world.

We have 14 major projects, worth around US$4.6 billion, under development. The challenge will be to deliver these projects on or under budget and schedule and ensure they provide a healthy return on capital so that, once again, we increase the value of the company for shareholders and provide for continued long-term growth.

In considering our future performance and our continuing ability to generate value for shareholders, we need to look beyond the industry to the trends in the world's markets.

While the European economy remains flat, we are seeing some strengthening in the U.S. market, which we expect to continue, at least in the short term.

The Japanese economy has expanded for six consecutive quarters. Strengthening domestic demand, combined with strong growth in the Asian region, including China, should support a continuation of the modest recovery.

We are confident about continuing very strong demand out of China and, importantly, we have the reserves and infrastructure capacity to meet that demand.

Last month we opened Mining Area C, a new iron ore mine that will add 15 million tonnes a year to our iron ore production by early next year.

Together with projects to expand our rail and port infrastructure, the opening of this mine will assist in ensuring we maintain our share of the booming Chinese demand for iron ore.

We have no doubt that the Chinese demand for commodities will broaden beyond iron ore and alumina. In fact, it would not be surprising if the Chinese demand for nickel and other stainless steel components increases beyond general expectations. We have projects in the pipeline to ensure we are ready to meet these increased needs.

The global economic situation remains tough, although we have seen a recent rally in commodity prices, particularly in nickel, copper and oil. These increases ease some of the immediate pressure on the industry. We should expect a continuation of the difficult, albeit it improving, environment for commodities.

That said, the Board is confident that BHP Billiton has a strategy in place that ensures we continue to generate strong cash flows and optimise the return from our assets.

A central platform of this strategy is the mix of commodities, assets and geography. We are the only major diversified resources company in the world with a significant oil and gas component in our portfolio, and this investment continues to deliver sound economic value to the group.

As I have mentioned, BHP Billiton has around 100 operations in 30 countries, handling about 20 different commodities.

This diversity means that throughout the economic cycle, when some commodities inevitably will be weaker than others, BHP Billiton is able to generate a stable and consistent cash flow, and so avoid the traditional boom and bust cycles of the resources industry.

The stable nature of our performance, measured by our quarterly EBITDA, or cash flow, which, over eight quarters, consistently sits around the US$1.2 billion mark.

As I indicated earlier, this trend has carried through to the first quarter in the 2004 fiscal year.

That, ladies and gentlemen, is why I believe you have your investment in the world's premier supplier of natural resources.

At this point, let me, on your behalf, thank all BHP Billiton employees for their contribution and dedication over the last 12 months.

I would also like to pay tribute to my Board colleagues, who again demonstrated extraordinary commitment and professionalism in addressing some of the more difficult issues we have had to confront as we pursue our objective of creating real value in the business.

Chip Goodyear, Chief Executive Officer, BHP Billiton

Thank you Don. Good morning ladies and gentlemen. I apologise for not being with you in person today. London was the venue this week for the Australian-UK Leadership Forum and the dedication of the Australian War Memorial. It was important that I be here to represent BHP Billiton at this high level meeting involving Prime Minister Howard and Prime Minister Blair. The support of the Australian and UK governments is critical for your company and the events this week have allowed us to continue to grow these relationships.

Today, I would like to address four topics. First I will provide a review of Customer Sector Group performance. Second, I will go through our growth pipeline. The third area I will discuss is our strategic focus and reiterate the messages that we gave in April 2002 and then finally I will talk about some of the challenges that we face in 2004 and beyond.

Let me begin by reminding everyone of BHP Billiton's global locations and our customer sector groups.

To begin, we have the Petroleum business. In the Petroleum business we produce oil, natural gas and liquefied natural gas.

In the Aluminium business we produce the metal itself, but we also produce alumina, which is a key resource used in the production of the metal.

The third business is Base Metals. In the Base Metals area we produce copper, lead, zinc and silver.

In Carbon Steel Materials, we no longer produce carbon steel with the spin off of BHP Steel a year ago but we do produce iron ore, coking coal and manganese, products that go into the making of carbon steel. Diamonds and Specialty Products consists of our diamond business; it also includes our titanium business as well as Integris, which is a metals distribution company in North America, which is a joint venture with Alcoa.

Our next business is Energy Coal that produces a steaming coal product that we sell around the world and then finally, Stainless Steel Materials. Again we do not produce stainless steel, but we do produce the nickel and chrome that go into stainless steel production.

Our biggest area in terms of production is Australia, followed by Southern Africa and Latin America. In addition we have a growing production base in North America.

Our major markets are in East Asia where we sell about 34 per cent of our product, in Europe we sell about 32 per cent of our product, North America 14 per cent, Australia 10 per cent and the rest of the world 10 per cent. Generally we produce our products in the southern hemisphere and market those products in the northern hemisphere.

Let me now move to reviewing each business.

Petroleum

The Petroleum business is our largest contributor to earnings. Last year it contributed about 33 per cent of our EBIT.

It is a business that is quite focussed in its strategic positioning. We have focussed in three particular areas. Last year the business produced a nice result based on higher prices, although production was lower as a result of natural field decline in some of our assets.

The exploration results last year were quite good in the Gulf of Mexico, Trinidad and Western Australia. We also sanctioned two projects; the Atlantis project in the Gulf of Mexico and Angostura in Trinidad.

If you look at our business over the last couple of years I think you will find, regardless of size, this is one of the premier petroleum businesses in the world. The margins are in the top quartile in the industry. The return on capital is also one of the top in the industry. We have commissioned three projects over the last two years and the discoveries again have been an outstanding success.

In the year ahead we expect to see production at a similar level to what we had in the year 2003, but as we move forward into the years beyond we will begin to see an increase in production coming from our growing businesses in Algeria and Trinidad, as well as from the commissioning of our projects in the Gulf of Mexico.

Aluminium

The Aluminium business is our next business. Again I think you will find our position in this business second to none. Our business is focussed in Southern Africa where we have three smelters, Mozal, Hillside and Bayside; in Western Australia with the Worsley alumina refinery; and in Latin America, where we have several assets in Brazil and in Suriname.

We focus this business on low cost alumina production feeding into low cost smelter capacity. We are long in alumina, so we do sell some excess output into the marketplace. Last year profits in this business were up 18 per cent to US$581 million on the back of improved operational performance driven by our Operating Excellence program.

2004 will benefit from the early commissioning of the Mozal project. That project came in almost US$200 million under budget and 7.5 months early. We recently began hot metal production at Hillside 3. The expansion at Hillside has been delivered in record time and is expected to be under budget. The Hillside 3 expansion adds about 150,000 tonnes of metal production a year. We also recently approved the expansion of the Paranam refinery, our alumina refinery in Suriname and are studying an expansion of the Worsley alumina refinery in Australia.

Base Metals

The next business is Base Metals. Base Metals had a solid result last year. Profits were up about 50 per cent on the back of improved prices and improved performance, with the commissioning of the Escondida Phase IV expansion project. We also had a full year of production from Antamina in Peru, but we still did suffer as a result of our voluntary decision to reduce production at Tintaya in Peru and at Escondida in Chile. As we announced last month we are in the process of bringing Escondida back up to full production. We announced the restart of Tintaya in August and that is proceeding on track.

Last year we sold our businesses in Argentina, including the Agua Rica prospect and the producing Alumbrera copper mine. Those two projects generated about US$200 million for us.

2004 will see us continue to ramp that production up in Phase IV, bring back Escondida and Tintaya to full production and progressing the Escondida Norte project. In addition we will study the expansion of Escondida Sulphide and evaluate the Spence project, a greenfield copper project in Chile.

Carbon Steel Materials

Carbon Steel Materials is our next business. This business, as I mentioned, produces iron ore, coking coal and manganese. It was the second largest contributor to our profit in 2003. Despite record production in the iron ore business, we had slightly lower profits on the back of lower prices in iron ore that were negotiated a year and a half ago, as well as the strong Australian dollar and the strong South Africa Rand.

This year we will benefit from higher prices in iron ore, which were effective beginning in April of this year, but again we will face issues with the strong Australian dollar and the strong Rand.

In July we announced expansions in the iron ore business and in the coking coal business driven by strong demand in Asia, particularly China. You will find that those expansions are very capital efficient ways to take advantage of a growing, but potentially volatile, market.

Diamonds and Specialty Products

The next business is Diamonds and Specialty Products. This includes our EKATI diamond operation in Canada, the mineral sands operation and metals distribution. The diamonds business had production increases last year and costs decreased as a result of increased plant throughput. The Integris metals business in North America suffered from reduced demand in the United States, but did benefit from lower costs. Last year the titanium business suffered from the worldwide economic slowdown.

The challenge in the years ahead will be to take an excellent diamond asset in EKATI and turn that into a superior diamond business. We plan to do that through our FALCON exploration technology. We continue to develop and progress some very significant and important partnerships with other companies in the industry.

Energy Coal

The next business is Energy Coal. Energy Coal had a difficult year in 2003. They suffered from a number of factors that came together in this difficult environment. One was coal price. The second was the appreciating Rand and the third was high inflation in South Africa.

Last year the business produced a profit of about US$190 million, a decrease of 65 per cent from the prior year. It is important to note that the prior year did include some one-time gains from asset sales, as well as contributions from those assets that had been sold, so on an operating basis it was not as bad as a 65 per cent decrease, but still quite a tough year. In response to these difficult circumstances, the energy coal team has undertaken a variety of cost savings programmes that have been initiated to improve the business and you will see significant improvement, particularly as we go into the second half of our financial year.

In addition you will see a ramp-up at the Hunter Valley in Australia and the expansion of the Cerrejon coal property in Colombia.

Stainless Steel Materials

The next business is Stainless Steel Materials. The Stainless Steel business had a remarkable turnaround last year. Profit in FY2002 was about US$3 million. Last year it was US$150 million. That improvement came on the back of higher prices and improved cost performance, primarily in the nickel operations. We had record production at the QNI operation in Queensland and Cerro Matoso in Colombia. In a key year when we saw nickel prices up, the operations performed in an excellent fashion.

The activity going forward is to continue that strong performance, as well as to progress the feasibility study in the 45,000 tonne Yabulu/Ravensthorpe project in Western Australia and in Queensland. That project will come for approval in the first half of the calendar year 2004. This project would make us the third largest nickel producer in the world.

The Growth Pipeline

A combination of assets creates a remarkably stable portfolio. A difficult economic environment was punctuated by some very specific events in the last two years. Despite SARS, the Iraq war, 9/11, or the appreciating Australian dollar and South African rand, we saw a very stable performance in cash generation represented by our stable EBITDA. Now, you may ask yourself, what do you do with that stable cash flow? You do not traditionally think of a resource company as a stable cash generator, but historically we have been and it allows us to consistently put cash back to work in high value-added opportunities.

The Project Pipeline

To briefly describe our project pipeline, across the middle runs a time line for the calendar years 2003 to 2007. Each of the bubbles represents a separate project and the colours of those bubbles are scaled to the right-hand side, which are our business units. The size of each bubble represents the capital required to develop the project, scaled to the grey bubble at the bottom, which is equivalent to US$200 million. Where the arrow hits the pipeline is when that project is commissioned, so the money is spent before that.

This pipeline is unlike any you will find in our industry. It spreads across brownfields, in other words expansion of existing and greenfield projects.

Again, our business proposition is to take the stable cash flow and consistently re-invest, regardless of the cycle in any individual commodity. This gives us a long-term view of earnings and cash flow.

So, the story in this company is not about whether the price is up or down today, but it is our ability to efficiently execute these projects on time and on budget and on a consistent basis grow earnings and cash flow, over two, three, four and five years. Will we benefit from a strong economy? Will we benefit from rising industrial production? Of course we will, but this is a stable portfolio that allows us to consistently invest in high value-added opportunities.

I mentioned how important it is to be on time and on budget. It is simply to say, in the eight projects we have commissioned since the merger, whether in Mozambique, Peru, Australia, Chile, or the United States, seven of those projects have come in under budget and three of them have come in ahead of schedule. All of the others were either on schedule or on budget. The ability to kick-start the economic life of any project by coming in under budget is a huge benefit to our investors.

Strategic Focus

I would now like to talk about our strategic focus and again, this is a reaffirmation of what we talked about in April 2002. To begin, I will show a pyramid and walk through the way we think about this business. It is actually quite a simple story. We begin with a foundation of large, low cost, high quality assets. These assets are what produces the cash flow that allows us to re-invest in our business, to eventually pay our debt holders, pay our shareholders and ultimately it is an important component of the value of the company.

We then add to that an ability to continue to manage costs in our business. We have to do that. In the long-term real prices of our commodities generally fall. We have to stay in front of that and operating excellence becomes a way of doing business at BHP Billiton.

We have a target of a two per cent annual real reduction in costs and we have been able to do that in the last two years. Our cost reduction in the last two years has been about US$600 million, well on the way to our target of US$770 million by the year 2005.

The third area, which I have already talked about, is our growth pipeline. It is a unique feature of this company, and it comes not only from identifying good assets and growing those assets, but also from our knowledge of the marketplace. The way we approach our customers, quite different from others in the industry, we see our customers as a key resource and the closer we get to that customer and understand where they are going, the easier it is for us to understand where to put our money to work.

These first three things, the assets themselves, continuing to generate cost savings and the growth pipeline are organic opportunities that we control.

The next part of the pyramid we call bolt-on acquisitions and these are acquisitions of partner interests, acquisitions of adjacent oilfields or adjacent mines. These are assets that we know well. We are the best buyer for these assets. We ought to be able to get the most value and we have done this from time-to-time.

The last triangle on top of the pyramid is public market, merger and acquisition (M&A) activity. From time-to-time M&A will play a role at BHP Billiton, but it is very competitive out there. Whoever wins a public market, M&A auction will pay the highest price that anyone else would be willing to pay for that asset. That does not mean it is a bad investment, the question is, what does it do for your business, as part of your portfolio? And that is how we will assess it.

If I took this pyramid and turned it upside down and I told you that, in an environment where you had significant companies like ourselves and we were going to buy and consolidate a bunch of small companies, you would have to look at that with a pretty sceptical view. We can take our own organic opportunities and work on those and from time-to-time supplement them with acquisition opportunities. But having the organic opportunities, particularly in this environment, gives us an opportunity for growth that others do not have.

Challenges for FY2004

I mentioned that I would talk briefly about some of our challenges going forward into 2004. Just briefly, focussing on the operational performance of our assets, as well as cost savings, is always something that we must do. That is certainly a challenge as we see inflation starting to grow in certain parts of the world and we see the strength of the Australian dollar and the Rand and generally the weakness of the US dollar, but again it has to be a way of running our business.

We currently have 14 projects underway, representing about US$4.6 billion. BHP Billiton's project pipeline has a total project cost of about US$7.5 billion. We need to make sure that we are continuing to deliver on time and on budget in this area.

Customer demand drives our business. China is putting significant pressure on this. We have to make sure we are there for our customers and we build cost effective expansions, particularly in iron ore, alumina, copper, nickel and coking coal. We must try to meet that customer demand. If we find we are unable to do that, our customers have alternatives and that is generally going to be to support someone else. We want to make sure we are there for them, so they see that partnership relationship with us a very critical one.

And then finally, preparing for new opportunities. You find an organisation today in excellent financial health, one that is operating its businesses extremely well and obviously delivering on its projects in a superior fashion. A company like ours, with the size that we are and the cash flow we produce, has a significant opportunity to do more and we have to be prepared for that.

In summary, let me just say that 2.5 years ago we put together a company based on the proposition that we were going to create a new type of organisation in the resource industry. One that was built on high quality assets, a stable platform of cash flow and opportunities to re-invest in businesses that it knows and understands. In the last two years we have added to that a significant marketing capability to get closer to our customer. We have added Operating Excellence so that we can take those cost savings and share them with 100 assets around the world and we have utilised our global footprint to generate the next set of opportunities for us.

But the job is never done. We are only two years old. We expect to build on our competitive advantages and create more value added opportunities in the years ahead.

My comments today would not be complete without mentioning the contribution of our employees. Our people are our greatest asset and they have delivered above and beyond expectation. Their contribution not only benefits the company today, but creates the assets which will make your company a productive investment for many years to come.

Don Argus, Chairman, BHP Billiton

Before moving to the formal part of the meeting, I want to pay tribute to Cor Herkströter who retired from the Board at the conclusion of the BHP Billiton Plc AGM held on 24 October.

Cor made an immeasurable contribution to the development of the former Billiton Plc and his intimate knowledge of that company has been invaluable in assisting with the transition to the dual listed company structure of BHP Billiton.

In January of this year Brian Gilbertson resigned as Chief Executive Officer following irreconcilable differences with the Board, and Chip Goodyear succeeded him.

As I am sure you will have observed, Chip has settled into his new role extremely well and, along with his young and outstanding executive team, continues to execute the strategy outlined to the market in April 2002 in a very professional manner.

While it is not my practice to dwell on the past, it is fitting that I pay tribute to Paul Anderson and Brian Gilbertson, who shared the vision for the merger of BHP and Billiton, and to whom we can attribute the outstanding success of the integration process.

In February this year Dr John Buchanan joined the Board as a non-executive Director. John's profile is outlined in the Notice of Meeting so I will not repeat that detail, but John's experience and knowledge is already proving invaluable as we continue to improve the long-term value of this group.

Mike Salamon, whose profile is also outlined in the Notice of Meeting, joined the Board in February as an executive Director and, again, Mike's extensive operational knowledge is of great assistance as we implement the group's growth strategies.

Since the merger, the Board has been reduced from 17 directors to nine non-executive directors and two executive directors, and the composition and skill sets will be kept under review to ensure that we keep the Board vital.

We have engaged an international search firm to assist in identifying a list of candidates with appropriate skills and capabilities to consider for a replacement for Cor Herkströter.

I would now like to turn to a few issues that you, the shareholders, have raised with me.

As you will recall, at the last Annual General Meeting we endeavoured to bring the whole issue of executive remuneration closer to shareholders by requesting you to approve not only the Group Remuneration Policy but also the Group Incentive Scheme and participation in that scheme by the executive directors.

These initiatives were approved and we have received recognition for the principles of transparency that we have adopted, and for ensuring that we demonstrate a clear link between reward and performance in our remuneration arrangements.

BHP Billiton's Remuneration Policy consists of six key principles:

1. Competitive rewards to attract and retain executive talent on a global basis.

2. Rewards to executives linked to creation of value to shareholders.

3. Demanding key performance indicators apply to delivering results across the single economic entity.

4. Performance indicators include financial and non-financial measures of performance.

5. Remuneration arrangements ensure equity between executives.

6. Severance payments on termination limited to pre-established contractual arrangements that do not commit the Group to make unjustified payments for non-performance.

Remuneration structure consists of:

 1. Base pay and benefits.

  Incentive arrangements.
  Retirement benefits.

Now let me walk you through an explanation of our how we package remuneration - it is the same structure as I presented to you last year because the same principles apply.

On this occasion I will use Chip Goodyear's salary structure as an example. The details were announced as soon as they were agreed and they are summarised in the Annual Report.

Chip's compensation is made up of three components.

The first is a base salary. This is determined by reference to:

  the scope and nature of his experience and performance;
  his span of control; and
  comparative market data.

When the Board set Chip's remuneration, we looked at the remuneration of chief executives in a range of companies operating around the world, where the size and span of control was comparable.

Independent advisers were retained to conduct the research and provide advice. Consistent with our approach, his remuneration was set in the mid-range of those companies.

Fixed remuneration is equal to 49 per cent of what he could earn for the year if he were to meet his target level of performance.

At the beginning of every financial year, the Remuneration Committee and the Board set performance hurdles.

These performance hurdles are divided into five categories:

  Health and Safety and the Environment - our performance against targets is published in the HSEC Report;
  Financial;
  Operational - this may include business related initiatives such as the development of one part of the business or exit from another;
  Community - the company is committed to enhancing the living standards in the communities in which we operate; and finally
  Personal - this may include, for example, elements of leadership or special projects.

The third step occurs at the end of the financial year, when an executive's performance is assessed against the performance hurdles.

It is this assessment that quantifies the annual bonus to be paid.

Page 51 of the Annual Report reflects the different levels of performance achieved in relation to each of these measures last year.

The fourth step is to divide the bonus in half. Half is paid in cash to the executive. The other half must be used to convert into deferred shares and/or options.

Irrespective of whether the bonus is converted into shares or options, those shares or options are fully paid for and must be held by the executive for a further two years, and will only vest if the executive is still employed by the company at the end of that period.

This means that it is three years from the beginning of the period in which the bonus was earned before the shares or options will vest.

I again emphasise that there is no further performance required because the performance had to be there before the shares or options could be issued in the first place.

The fifth step involves the issue of performance shares to match the number of deferred shares, or options, which have been issued. These shares must be held for a further three years and will only vest if additional performance hurdles are met.

These additional hurdles are based on the Total Shareholder Return (compared against a group of other companies) and Earnings Per Share growth over the period. If these hurdles are not met, then the Performance Shares will not vest.

BHP Billiton's Group Incentive Scheme is transparent and clearly set out in the Annual Report.

Now let me show you what Chip will earn if he meets his target performance levels.

His base salary and his retirement benefits, which total US$1,850,000. This is the fixed part of his remuneration.

The short and long-term incentives make up the "at-risk" part, which together total US$1,916,250 making the total estimated remuneration, if he meets his target performance levels, US$3,766,250. Obviously, he has the potential to earn more if he meets stretch targets.

One issue that has concerned shareholders in recent times is the amount that companies pay when the services of a chief executive, or other senior executive, are terminated. BHP Billiton faced this situation earlier this year when Brian Gilbertson resigned. In that case, termination payments were structured in three categories:

  First, an amount was paid under Mr Gilbertson's contracts of employment;
  Second, Mr Gilbertson retained entitlements to some shares; and
  Third, Mr Gilbertson retained his entitlement to his pension.

Let me deal first with the payments made under Mr Gilbertson's contracts of employment.

These payments totalled Pounds 4,219,605 and represented payments through to the end of the contract term, which was 30 June 2005.

Mr Gilbertson's contracts had terms that were longer than the period now allowed in the Group's policy. This was considered necessary at the time of the merger when the Boards felt that it was important to ensure ongoing stability in key management positions. As events have unfolded, this has not turned out to be the case. However, the Group had no option but to meet Mr Gilbertson's contractual entitlements.

As I have said, the Group has a policy to ensure that new contracts for senior executives have notice periods that do not exceed 12 months, unless there are exceptional circumstances.

The second element of Mr Gilbertson's entitlements related to his participation under existing employee share plans.

At the time of Mr Gilbertson's retirement, no entitlements to shares under any of the existing share plans automatically vested. Rather, Mr Gilbertson was entitled to retain rights to shares. Those rights were reduced pro-rata to reflect his period of service.

At the time of his resignation, Mr Gilbertson was entitled to retain rights to 760,111 shares. He forfeited rights to 531,436 shares. The remaining entitlements will only vest if the pre-determined performance hurdles are met, in which case Mr Gilbertson will be entitled to participate in the same way as other participating executives.

The third element of Mr Gilbertson's entitlements relate to his pension. Not unlike other executives in the United Kingdom, Mr Gilbertson participated in a defined benefit pension plan.

I remind you that a defined benefit plan guarantees the recipient an amount of money, irrespective of the investment performance of the fund into which contributions have been made. We have recently revised our policy to close these type of plans to new entrants because they can place a considerable financial burden on any company.

Under the terms of his defined benefit plan, Mr Gilbertson had pensionable service of over 30 years. He accrued an entitlement under that plan which can be paid either as a lump sum or as an annuity.

The entitlement is equal to 75 per cent of his final salary, a calculation that forms the basis of a number of defined benefit plans, including those still current in Australia.

To date the company has not been advised by Mr Gilbertson of how he wishes to take his pension entitlements.

Let me now turn to the termination payments that form part of Chip Goodyear's contract of employment to show you how we are endeavouring to provide certainty to the executive, for the Group and for shareholders about amounts that might be paid when a contract comes to an end.

First the Group is entitled to terminate Chip's contract on 12 months' notice. In that event, the amount payable is equal to 12 months' base salary and any amount that is due under his retirement benefit scheme. At the present time this would amount to US$1,850,000.

Second, the Board recognises that there are circumstances when the Board and the chief executive will reach a mutual decision that the contract should come to an end. In these circumstances Chip will be entitled to additional benefits.

His entitlement to these benefits, however, will only come into effect if he has served a minimum period of three years. In those circumstances, Chip will be entitled to retain some of his entitlements under the long-term part of the incentive plans. The number of rights retained will be pro-rated to reflect his period of service. Most importantly, those entitlements remain subject to meeting the pre-determined performance hurdles.

The short-term part - that is the deferred shares or options - that he has already earned, subject to the additional holding period, will vest to him.

As I have said, these arrangements have been designed to give Chip, the Group and shareholders certainty around payments that might be made in the event his contract comes to an end. They are also designed to ensure that Chip's interests, and the interests of the Group, remain aligned even after he has left.

Needless to say, full details of these arrangements have been set out in the Annual Report.

Finally, let me summarise the key elements of BHP Billiton's approach to executive remuneration.

First, the Remuneration Policy is approved by the Board and is published in the Annual Report. That Policy contains a number of elements that I have already outlined.

Second, the remuneration of executive directors, together with the top five executives in the organisation, is reported each year in the Annual Report.

Third, shareholders are invited to approve the Remuneration Report at the Annual General Meeting.

Fourth, shareholders are invited to approve awards to executive directors under the Group Incentive Scheme.

Finally, our Incentive Scheme has been structured to meet the principles of the policy and to ensure that:

  A significant proportion of remuneration is "at risk";
  There is a cap on the number of shares that can be issued, which is five per cent of the combined capital of the Group in any 10-year period;
  Costs are contained. At last year's AGM we forecast that the cost to the P&L account of the long-term incentive plans was US$82.5 million. The actual cost for the 2003 financial year was US$65.3 million. Next year our forecast is US$59.8 million; and, finally
  Options are expensed at their intrinsic value. The Group welcomes the proposed International Accounting Standards that will bring more uniformity to the way all of these items are accounted for and reported in the future.

Another issue that has been raised in recent times is the dual listed companies structure under which BHP Billiton was formed and now operates. This is what we call the DLC.

Specifically, some commentators have criticised the structure and suggested that it limits shareholder rights. These criticisms ignore two key things:

First, the reasons for creating the structure; and second, the reality that BHP Billiton operates as a single economic entity in essentially the same way as it would, had the merger been implemented in some other way.

Let me deal first with the reasons why the DLC was recommended, because these are important.

First, shareholders in both companies, BHP Billiton Limited (the Australian end) and BHP Billion Plc (the UK end), continue to receive dividends from the company in which they hold shares.

The amount of the dividend per share is the same but the holders of shares in Limited can continue to receive their dividends in a franked form.

Second, keeping the companies separate meant each company could remain primarily listed on their home exchange. In practical terms that means that holders of Limited shares - that is almost certainly most of you - continue to have your shares listed on the Australian Stock Exchange while holders of Plc shares have their's listed on the London Exchange.

At the time of the merger, we outlined many potential benefits which would accrue to shareholders. Let me summarise these benefits.

Ladies and gentlemen, this is an exciting time for BHP Billiton. Since the merger:

  We have developed an outstanding management team, a first-class set of assets and a project pipeline that is the envy of the industry;

  The BHP and Billiton businesses are now fully integrated;

  We have already delivered US$595 million of cost saving and there's more to come;

  Eight major growth projects around the world have been delivered - on or ahead of time and budget - and we have 14 further projects under construction;

  As promised, we demerged our steel business;

  Our credit rating has improved, giving us a lower overall cost of finance;

  We've reduced the size of the Board from 17 to 10;

  Our corporate governance standards are at the forefront of what shareholders expect, and are entitled to expect;

  Our market capitilization has increased from US$28 billion before the merger to $US50 billion today;

  Every dividend has been increased; and

  We are producing consistent cash flow of around US$ 1.2 billion per quarter.

In short, your company has never been in better shape, and the best news is that our full potential has yet to be realised.

- ends -

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 13 November 2003